SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Horton Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,574,165*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,574,165*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,574,165*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 10, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 159,950,675 shares of Common Stock outstanding as of April 26, 2013, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 7.2% of the total voting power of the Common Stock as of April 26, 2013, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 12 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,424,099*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,424,099*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,424,099*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 10, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 159,950,675 shares of Common Stock outstanding as of April 26, 2013, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.2% of the total voting power of the Common Stock as of April 26, 2013, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,049*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,049*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,049*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 10, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 159,950,675 shares of Common Stock outstanding as of April 26, 2013, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of April 26, 2013, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 12 Pages

EXPLANATORY NOTE: This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Person on August 22, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 4, 2012 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D filed by the Reporting Person on December 18, 2012 (“Amendment No. 7”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on the information contained in amendments to the Schedule 13Ds filed by certain of the Separately Filing Group Members, certain of the Separately Filing Group Members entered into purchase and sale agreements with the Issuer on May 10, 2013, pursuant to which the Issuer agreed to repurchase an aggregate of 1,498,019 shares of Class B Common Stock from the Separately Filing Group Members for $41.4678 per share. The transactions closed on May 10, 2013.

Schedule A attached to this Amendment No. 8 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 19,837 shares of currently issued Class A Common Stock and 88,824,237 shares of Class A Common

CUSIP No. 448579102	13D	Page 6 of 12 Pages

Stock issuable upon conversion of 88,824,237 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 78.0% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.5% of the total number of shares of Common Stock outstanding and 74.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 8 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 10	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of the signatories to sign and file Schedule 13Ds and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete an correct.

Dated: May 17, 2013

Horton Trust Company LLC, solely as trustee of the trusts listed on Appendix A-1.

By:	/s/ John Kevin Poorman
John Kevin Poorman President

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Helen M. Carroll
Helen M. Carroll Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm Authorized Signatory*

/s/ Penny Pritzker Penny Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 8 on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 10 to this Amendment No. 8.

[Signature Page to Amendment No. 8 to Schedule 13D]

CUSIP No. 448579102	13D	Page 8 of 12 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #37M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
Penny Trust M2	Illinois
RA G.C. Trust #8M3	Illinois
F.L.P. Trust #19M2	Illinois

CUSIP No. 448579102	13D	Page 9 of 12 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas

CUSIP No. 448579102	13D	Page 10 of 12 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	8,574,165	7.5%	5.4%	7.2%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,424,099	1.2%	0.9%	1.2%
Penny Pritzker, individually	11,367	*	20,682	*	*	*

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 10, 2013.

[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,014,352 shares of the Class A Common Stock outstanding as of April 26, 2013, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,936,323 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 12 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	3,059,062	2.7%	1.9%	2.6%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	—	—	21,696,202	19.0%	13.6%	18.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.2%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	3,470,792	3.0%	2.2%	2.9%
Trustees of the John A. Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—	8,584,104	7.5%	5.4%	7.2%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	11,367	*	10,018,946	8.8%	6.3%	8.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—	10,001,457	8.8%	6.3%	8.4%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	6,186,817	5.4%	3.9%	5.2%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	18,345,937	16.1%	11.5%	15.5%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	6,051,483	5.3%	3.8%	5.1%
Pritzker Family Group Totals	19,837	*	88,824,237	78.0%	55.5%	74.9%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of April 26, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, as adjusted to account for an aggregate of 1,498,019 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on May 10, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 46,014,352 shares of the Class A Common Stock outstanding as of April 26, 2013, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,936,323 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock outstanding as of April 26, 2013, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 26, 2013, as adjusted, which is comprised of 46,014,352 shares of Class A Common Stock and 113,936,323 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 12 of 12 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 10

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature

Helen M. Carroll	/s/ Helen M. Carroll

Carlis E. Chisholm	/s/ Carlis E. Chisholm

[Signature Page Follows]

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 15th day of May, 2013.

/s/ Norma Major Norma Major
Secretary of CIBC Trust Company (Bahamas) Limited